UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the transition period from ___________ to ___________

Commission File No.: 000-27393

CIVITAS BANKGROUP, INC.
401(K) PROFIT SHARING PLAN
(Full title of plan)

CIVITAS BANKGROUP, INC.
4 CORPORATE CENTRE
810 CRESCENT CENTRE DR, SUITE 320
FRANKLIN, TENNESSEE 37067

(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

CIVITAS BANKGROUP, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
Franklin, Tennessee

FINANCIAL STATEMENTS
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Civitas BankGroup, Inc.
Franklin, Tennessee

We have audited the accompanying statements of net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan (formerly known as the Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2004 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee
June 28, 2005

1.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments, at fair value
Shares of pooled separate accounts	$4,871,097	$4,408,197
Shares of Civitas BankGroup, Inc. common stock	1,496,980	968,155
Participant loans	30,230	23,681

	6,398,307	5,400,033

Receivable
Employer contribution	9,950	—

NET ASSETS AVAILABLE FOR BENEFITS	$6,408,257	$5,400,033

See accompanying notes to financial statements.

2.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$849,099	$1,057,422
Interest and dividends	11,006	11,955

	860,105	1,069,377
Contributions
Employer	267,643	258,446
Participants	528,362	527,329
Rollovers	47,488	118,635

	843,493	904,410

Total additions	1,703,598	1,973,787

Deductions from net assets attributed to:
Benefits paid to participants	524,887	431,067
Miscellaneous expenses	100	342

Total deductions	524,987	431,409

Change in net assets prior to transfer	1,178,611	1,542,378
Transfer of assets out of this Plan	170,387	—

Change in net assets	1,008,224	1,542,378
Net assets available for benefits
Beginning of year	5,400,033	3,857,655

End of year	$6,408,257	$5,400,033

See accompanying notes to financial statements.

3.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan (the “Plan”), formerly known as the Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan, provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On April 1, 2002, the Plan name changed from Cumberland Bank 401(k) Profit Sharing Plan to Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan and on April 1, 2003 the name was changed to Civitas BankGroup, Inc. 401(k) Profit Sharing Plan. Employees of Civitas BankGroup, Inc. and its subsidiaries (the “Company” or “Employer”) with at least one-half year of service and who have attained the age of twenty and one-half are entitled to defer a portion of their salary to the Plan. One year of service is required before a participant can take part in the profit sharing features of the Plan. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least twenty and one-half years of age to become eligible, and participants may enter the Plan quarterly. On April 1, 2002, the Company changed the Plan administrator from PayMaxx to ING Company, and changed the Plan custodian from Enterprise and Mony to ING Company. Effective April 1, 2002, the Plan was amended to comply with The Economic Growth and Tax Relief Reconciliation Act of 2001(EGTRRA).

Contributions: Employer profit sharing and matching contributions are made at the discretion of the Board of Directors of Civitas BankGroup, Inc. (“Civitas”). Civitas matches 100% of employees’ voluntary salary deferrals up to 3% of compensation. Employee voluntary salary deferrals may not exceed 15% of gross compensation. A participant may make voluntary salary deferral contributions to the Plan, limited to the lesser of $13,000 and $12,000 for 2004 and 2003.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, if eligible, and plan earnings net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting: Participants are 100% vested in employee contributions and income thereon, at all times. Participants vest 20% per year of credited service and are 100% vested in Employer contributions after five years of credited service. Forfeited amounts are held in the Plan. These assets totaled $28,398 as of December 31, 2004.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or

(Continued)

4.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — DESCRIPTION OF PLAN (Continued)

custodian of another qualified retirement plan or receive a lump-sum distribution. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants would become 100% vested in their accounts.

Investment Options: Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of 18 investment options including company stock. Participants are allowed to change their investment options at any time.

Participant Loans: Participants may borrow from their participant account balance up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance in the event of a financial hardship. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless for the purchase of a primary residence and shall have a stated maturity date not later than the date of the first expected distribution to the participant. The loans are secured by the balance in the participant’s account and shall bear a reasonable rate of interest which shall be the prevailing rate charged by lenders for a loan of a similar type.

Administrative Expenses: The Company pays all costs of administering the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation: The Plan’s investments in pooled separate accounts are stated at contract value. Quoted market prices are used to value investments. Loans to Plan participants are stated at cost which approximates fair value. Company stock is valued at the market price at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The plan presents in its statement of changes in net assets available for benefits the net appreication (depreciation) in the fair value of investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

(Continued)

5.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.

Terminated Participants: Included in net assets available for benefits are amounts allocated to individuals who have terminated employment and requested to be paid out their vested portion, but are yet to receive final lump sum distributions. There were no such amounts required to be allocated at December 31, 2004 and 2003.

Risks and Uncertainties: The Plan provides for various investment options in pooled separate accounts and Company stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

NOTE 3 – INVESTMENTS

The following individual investments that represent 5% or more of the fair value of Plan’s net assets:

	2004	2003
Pooled Separate Accounts
Fixed Account	$—	$280,771
Lord Abbett Growth and Income	957,547	872,222
Fidelity VIP II Contrafund	1,305,729	1,261,955
VP Value Opportunity	321,640	—
VP Index Plus Mid Cap	470,488	452,780
VP Small Cap Opportunity	333,314	379,444
Civitas BankGroup, Inc. common stock	1,496,980	968,155

(Continued)

6.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 – INVESTMENTS (Continued)

During 2004 and 2003, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Shares of pooled separate accounts	$524,528	$917,237
Civitas BankGroup, Inc. common stock	324,571	140,185

	$849,099	$1,057,422

NOTE 4 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated December 8, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 — PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Investment options are provided by the custodian of the Plan and therefore all transactions are considered party-in-interest. Participant loans are also considered to be party-in-interest transactions. Professional fees for the administration and audit of the Plan were paid by the Employer.

NOTE 6 – TRANSFER OF PLAN ASSETS

Effective April 1, 2004, the Plan’s assets of Insure Tennessee and Insurors Bank of Tennessee were transferred out of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan.

NOTE 7 – PLAN AMENDMENT

On May 20, 2004, the Plan was amended to state that forfeited amounts held in the Plan could be used to pay Plan administrative expenses with an effective date of January 1, 2005.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500.

	2004	2003
Net assets available for benefits per the financial statements	$6,408,257	$0
Employer contribution receivable	(9,950)	0

Net assets available for benefits per the Form 5500	$6,398,307	$0

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2004 to the Form 5500.

Change in net assets available for benefits per the financial statements	$1,008,224	$0
Employer contribution receivable	(9,950)	0

Net income per the Form 5500	$998,274	$0

SUPPLEMENTAL SCHEDULE

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:	Civitas BankGroup, Inc. 401(k) Profit Sharing Plan
Employer identification number:	62-1297760
Three-digit plan number:	002

(a)	(b)	(c)	(d)	(e)
		Description of Investments
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor or	Date of Interest, Collateral		Current
	Similar Party	Par or Maturity Value	Cost**	Value
*	ING	Fixed Account	$ -	$263,824
*	ING	Money Market	-	54,434
*	ING	Oppenheimer Strategic Income	-	267,486
*	ING	VP Bond Portfolio	-	78,769
*	ING	Van Kampen Equity and Income	-	44,356
*	ING	VP Index Plus Large Cap	-	80,194
*	ING	Lord Abbett Growth and Income	-	957,547
*	ING	Fidelity VIP II Contrafund	-	1,305,729
*	ING	T. Rowe Price Growth Equity	-	20,471
*	ING	VP Value Opportunity	-	321,640
*	ING	Pioneer Mid Cap Value	-	73,865
*	ING	VP Index Plus Mid Cap	-	470,488
*	ING	VP Small Company	-	122,971
*	ING	VP Smallcap Opportunity	-	333,314
*	ING	VP Technology	-	67,708
*	ING	Oppenheimer Global Portfolio	-	153,544
*	ING	VP International Value	-	254,757
*	Civitas BankGroup, Inc.	176,115 shares of common stock	-	1,496,980
*	Participants	Participant loans 4.75% — 10.5%, with various maturity dates through March 2010.	-	30,230

			$ -	$6,398,307

*   All investments are held by party-in-interest
**All investments are participant directed; therefore, no cost information is required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
By: Plan Committee for the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan
/s/ Betty Carol Purcell Betty Carol Purcell
/s/ Danny Herron Danny Herron
/s/ Lisa Musgrove Lisa Musgrove

Date: June 29, 2005